UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)

                                  SURREY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   86888L 10 9
                                 (CUSIP Number)

                               JOHN VAN DER HAGEN
                              13110 TRAILS END ROAD
                              LEANDER, TEXAS 78641
                                 (512) 267-7272
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 9, 1998
                      (Date of Event Which Requires Filing
                               of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continued on next page)

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

--------------------------------  ----------------------------------------------
CUSIP NO.         86888L 10 9           PAGE      2      OF      5      PAGES
                                              ---------      ---------
--------------------------------  ----------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                 Martin J. van der Hagen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                        (b)|_|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                 N/A (see item 4)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)                                             |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
----------- --------------------------------------------------------------------
                             7      SOLE VOTING POWER

        NUMBER OF                        200,000- shares
         SHARES           --------- --------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
        OWNED BY
          EACH                           -0- shares
       REPORTING          --------- --------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH
                                         200,000 shares (but see item 4)
                          --------- --------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                         -0- shares
------------------------- --------- --------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 200,000 shares
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, no par value per share of Surrey, Inc. ("Issuer"), a Texas corporation, having its principal executive offices at 13110 Trails End Road, Leander, Texas 78641.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name and business address of the Reporting Person is Martin J. van der Hagen, c/o Surrey, Inc., 13110 Trails End Road, Leander, Texas 78641. Mr. van der Hagen is President of the Issuer. Mr. van der Hagen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. van der Hagen is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A. Shares were a gift to the Reporting Person by John van der Hagen.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. van der Hagen holds the Issuer's common stock for investment purposes. The shares were obtained as a gift from John van der Hagen, CEO of the Issuer. The shares are subject to a lock-up agreement with Stuart, Coleman & Co., Inc., which expires August 9, 1999, and with certain state securities commissions, which expires December 9, 1999.

         Mr. van der Hagen does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to information provided by the Issuer, there are approximately 2,472,727 shares of the Issuer's common stock outstanding, and 675,00 public warrants ("Warrants") to purchase shares of common stock. Based on the 2,472,727 shares outstanding, the Reporting Person holds approximately 8.1% ( or approximately 6.4% if all outstanding Warrants were exercised).

         (b) Mr. van der Hagen has sole voting and dispositive power with respect to all 200,000 shares held by him.

                                Page 3 of 5 Pages

         (c) There were no transactions in the common stock of the Issuer that were effected during the last sixty days by the Reporting Person other than the transaction described herein.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangement, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer other than as described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                Page 4 of 5 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:    February 17, 1998

                                             /s/ Martin J. van der Hagen
                                           -------------------------------------
                                                 Martin J. van der Hagen

                                Page 5 of 5 Pages